Exhibit 99.1

Dominion Diamond Corporation Files Developer's Assessment Report for the Ekati Diamond Mine

YELLOWKNIFE, NT, Nov. 6, 2014 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") is pleased to announce that it has filed the Developer's Assessment Report ("DAR")  with the Mackenzie Valley Environmental Impact Review Board ("Review Board") for the Jay kimberlite pipe ("Jay Project") at the Ekati Diamond Mine. The purpose of the DAR is to meet the requirements set out by the Review Board for the Environmental Assessment process.

The Jay Project is an extension of a large, stable, and successful mining operation with the potential to extend the Ekati Mine life out to approximately 2030: more than 10 years beyond the current closure date. The facilities required to support the development of the Jay Project and to process the kimberlite already exist at the Ekati Diamond Mine.

The submission of the DAR is the next step in the permitting process to develop the largest diamondiferous resource in North America. Following the submission of the DAR, the analytical and hearing phases of the Environmental Assessment process are anticipated to deliver a ministerial decision in late 2015. Once this decision is issued, the water license and land-use permitting process will take approximately a further 6 months.

The project proposes the building of a water retention dike following a horse-shoe shaped alignment from the shoreline out into Lac du Savage to isolate the portion of the lake overlying the Jay pipe. The dike will be 5 kilometres long with an average water depth of 5 metres. The approach is similar in concept, geographic environment and water depth to that implemented between 2008 and 2010 at the Meadowbank Gold Mine in Nunavut owned by Agnico Eagle Mines Limited.

The project timeline currently envisions that dike construction would commence in the summer of 2016 and would continue through to 2019. De-watering and pre-stripping would then commence followed by conventional open-pit mining, with production currently expected to begin in 2020.

Although it is a requirement of the DAR to include economic parameters in support of modelling community and government benefits, these are illustrative only. A pre-feasibility study based on engineered estimates will be published before year-end.

The Jay kimberlite pipe is located in the southeastern portion of the Ekati mine property, approximately 25 kilometres south-east of the Ekati main facilities and approximately 7 kilometres to the north-east of the Misery pit, in the Lac de Gras watershed. The Jay Project is part of the Buffer Zone Joint Venture, in which the Company has a 65.3% interest.

The DAR will be made available on the Review Board's website at http://www.reviewboard.ca

Forward Looking Information
Information included herein that is not current or historical factual information, including information about the development and other plans regarding mining activities at the Jay Project constitute forward-looking information or statements within the meaning of applicable securities laws, which are based on certain factors and assumptions. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Actual results may vary from the forward-looking information, and such variation may be material. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with the remote location of and harsh climate at the Company's Ekati Diamond Mine, risks associated with capital and operating cost estimates (including labor and fuel costs), risks associated with the regulatory approval process, currency exchange rates, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking information is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified Person
The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information: please visit www.ddcorp.ca; Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca; Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 19:00e 06-NOV-14